Exhibit (a) (51)

                              Fant Industries Inc.
                              2154 Highland Avenue
                              Birmingham, AL 35205
                              Phone: (205) 933-1030

For more information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners
(212) 843-8500

FOR IMMEDIATE RELEASE
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FANT BLASTS HEI DIRECTORS FOR CONTINUED EFFORT TO USURP
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SHAREHOLDER VOTE
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NEW  YORK,  NEW YORK -  August  3,  1998 -  Anthony  J.  Fant,  President  and
controlling shareholder of Fant Industries Inc., who is seeking control of HEI, Inc., blasted HEI's incumbent directors for seeking in court to deny shareholders their right to vote for the replacement of the incumbent directors. Mr. Fant called on HEI's directors to "stop playing games and to respect the democratic process of a shareholder vote."

Mr. Fant expressed outrage that the directors have asked a court to enjoin their removal, without regard to the shareholders' wishes. "A federal court stopped them from bringing this action in Minnesota. Now they are trying to do it in Alabama," said Mr. Fant. "The ultimate power in this corporation belongs to the shareholders - not the directors. This is a basic premise of corporate democracy. It is beyond belief that these directors would attempt to disenfranchise the shareholders and undermine a time honored process, especially at the eleventh hour after they have made every effort to tell their side of the story."

Fant has repeatedly, but without success, urged Eugene Courtney to negotiate a resolution of the proxy contest. "We have asked Mr. Courtney several times, most recently this Saturday, to sit down and discuss an alternative that would allow everyone to win," said Mr. Fant. "He has refused each time. As we have said all along, we want to work with management to find a way for everyone to win and, most importantly, for HEI's shareholders to win."

We deeply appreciate the strong broad-based support and positive feedback we have been getting from our fellow shareholders in this proxy contest. While we do not know how the final vote will come out, it is clear that there is a very large constituency of shareholders who want us to lead change at HEI."

"HEI's shareholders have heard each side of the story, and now it is their turn to speak," added Mr. Fant. "The directors should put aside their personal interests and let the shareholders have their say and make their choice. The shareholders' decision must be honored."